AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 2002

                     Registration No. 333-________



                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549



                                FORM S-8
                    REGISTRATION STATEMENT UNDER THE
                         SECURITIES ACT OF 1933


                          PETMED EXPRESS, INC.
       --------------------------------------------------------
       (Exact name of registration as specified in its charter)



            Florida                                        65-0680967
---------------------------------                     -------------------
  (State or other jurisdiction                         (I.R.S. Employer
of incorporation or organization)                     Identification No.)



                        1441 S.W. 29th Avenue
                    Pompano Beach, Florida  33069
                            (954) 979-5995
      -------------------------------------------------------------
      (Address and Telephone Number of Principal Executive Offices)




                        1998 Stock Option Plan
                       ------------------------
                       (Full Title of the Plan)


                            Copies to:

             Menderes Akdag                 Brian A. Pearlman, Esq.
          Chief Executive Officer             Adorno & Yoss, P.A.
          PetMed Express, Inc.             350 East Las Olas Boulevard
         1441 S.W. 29th Avenue                     Suite 1700
          Pompano Beach, FL 33069          Fort Lauderdale, FL 33301
             (954) 979-5995                      (954) 763-1200

                 CALCULATION OF REGISTRATION FEE

============================================================================================
                                                   Proposed      Proposed
                                                    maximum       maximum
                                                    offering     aggregate      Amount of
   Title of securities        Amount to be         price per      offering     registration
   to be registered           registered             share         price            fee
============================================================================================

Common Stock, $.001
par value per share (1)           6,000 shares       $4.50       $   27,000       $   2.48

Common Stock, $.001
par value per share (1)          18,600 shares       $4.00       $   74,400       $   6.84

Common Stock, $.001
par value per share (1)          10,000 shares       $3.00       $   30,000       $   2.76

Common Stock, $.001
par value per share (1)          25,000 shares       $1.76       $   44,000       $   4.05

Common Stock, $.001
par value per share (1)          75,000 shares       $1.68       $  126,000       $  11.59

Common Stock, $.001
par value per share (1)          50,000 shares       $1.65       $   82,500       $   7.59

Common Stock, $.001
par value per share (1)          75,000 shares       $1.52       $  114,000       $  10.49

Common Stock, $.001
par value per share (1)         600,000 shares       $1.25       $  750,000       $  69.00

Common Stock, $.001
par value per share (1)         240,000 shares       $1.05       $  252,000       $  23.18

Common Stock, $.001
par value per share (1)         137,500 shares       $0.86       $  118,250       $  10.88

Common Stock, $.001
par value per share (1)         135,000 shares       $0.50       $   67,500       $   6.21

Common Stock, $.001
par value per share (1)          25,000 shares       $0.38       $    9,500       $   0.87

Common Stock, $.001
par value per share (1)         200,000 shares       $0.35       $   70,000       $   6.44

Common Stock, $.001
par value per share (1)         562,500 shares       $0.32       $  180,000       $  16.56



Common Stock, $.001
par value per share (2)       2,652,900 shares       $1.75       $4,642,575       $ 427.12

Common Stock, $.001
par value per share (3)         187,500 shares       $1.75       $  328,125       $  30.19

        Totals                5,000,000 shares                                    $ 636.26
============================================================================================



(1) The common shares are issuable upon exercise of options with fixed exercise prices. Pursuant to Rule 457(h), the aggregate offering price and fee have been calculated based on the price at which the options may be exercised, except for options reserved for grant.

(2) The exercise price for reserved options will be determined on the date of grant. Accordingly, the aggregate offering price and fee on the reserved options are based on the last sale price of the common stock on July 26, 2002, as quoted by the OTC Bulletin Board, pursuant to Rule 457(h)(l).

(3) Based on the last sale price of the common stock on July 26, 2002, as quoted by the OTC Bulletin Board, pursuant to Rule 457.

     When used herein, the terms "PetMed Express," "PetMed Express.com," "PetMed," "1-888-PetMeds," "we," "us," and "our" refers to PetMed Express, Inc., a Florida corporation, and its subsidiaries.

PROSPECTUS

                         PetMed Express, Inc.

                   5,000,000 Shares of Common Stock

                      To Be Issued Pursuant to
                       1998 Stock Option Plan

     This prospectus forms a part of a registration statement which registers an aggregate of 5,000,000 shares of our common stock which may be issued from time to time to certain of our officers, directors, employees and consultants in the form of restricted stock awards or performance stock awards, or upon the exercise of stock options granted to these individuals or entities, under our 1998 Stock Option Plan. These individuals or entities are sometimes collectively referred to as the "selling shareholders." This prospectus also covers the resale of the shares of our common stock issued pursuant to this prospectus by persons who are our "affiliates" within the meaning of federal securities laws. The selling shareholders may sell all or a portion of the shares of our common stock from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices. We will not receive any proceeds from sales by selling shareholders.

     No person has been authorized by us to give any information or to make any representation other than as contained in this prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any distribution of the shares of common stock shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof.

     Investing in our shares involves certain risks. See the "Risk Factors" section beginning on page 10.

     These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     This prospectus does not constitute an offer to sell securities in any state to any person to whom it is unlawful to make such offer in such state.

             The date of this prospectus is July 30, 2002.

                         AVAILABLE INFORMATION

     We have filed with the SEC a registration statement on Form S-8. This prospectus is part of the registration statement. It does not contain all of the information set forth in the registration statement. For further information about PetMed Express and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, each of you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC as discussed below.

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.


           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until the offering is completed.

     * our annual report on Form 10-KSB for the fiscal year ended March 31, 2002, as filed on June 12, 2002, and

     * all reports and documents filed by us pursuant to Section 13, 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents.

     Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

     Corporate Secretary
     PetMed Express, Inc.
     1441 S.W. 29th Avenue
     Pompano Beach, Florida  33069
     (954) 979-5995

                             OUR BUSINESS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. You are urged to read this prospectus carefully and in its entirety.

Overview

     PetMed Express, Inc. and subsidiaries, d/b/a 1-888-PetMeds, is the leading nationwide pet pharmacy. We deliver prescription and non-prescription pet medications along with health and nutritional supplements at a savings direct to the consumer, through the PetMed Express catalog and postcards, customer service representatives and on the Internet through our web site at www.1888PetMeds.com. Our nationwide pet pharmacy provides an attractive alternative for obtaining pet medications in terms of convenience, costs savings, superior customer service, enhanced shopping flexibility, ease of ordering and reordering, and rapid home delivery.

     Our fiscal year end is March 31, and our executive offices are located at 1441 S.W. 29th Avenue, Pompano Beach, Florida 33069, telephone number is 954-979-5995.

Description of our Business

     We are the leading nationwide pet pharmacy. We offer a broad selection of products for dogs and cats. These products include a majority of the well-known brands of medication, such as Frontline[R], Sentinel[R], Heartgard[R], Revolution[R], Interceptor[R] and Advantage[R]. We also offer health and nutritional supplements for pets. Generally, our prices are discounted from the prices for medications charged by veterinarians.

     We research new products, and regularly select new products or the latest generation of existing products to become part of our product selection. In addition, we also refine our current products to respond to changing consumer-purchasing habits. Our web site is designed to give us the flexibility to change featured products or promotions. Our product line provides customers with a wide variety of selections across the most popular categories for dogs and cats. Our current products include:

Prescription Medications: Heartworm tablets, antibiotics, anti-inflammatory medications and medications for chronic diseases, such as arthritis and thyroid conditions, as well as several generic substitutes;

Non-Prescription Medications: A majority of the well-known flea and tick control products; and

Health and Nutritional Supplements:  Daily vitamins for nutritional balance.

Sales

     We currently sell prescription and non-prescription pet medications and the health and nutritional pet supplements. During March 2001, we discontinued the sales of all accessories. Additionally, we discontinued the PetMed Express, Inc. membership plan. It was determined by management to concentrate sales efforts on the prescription and non-prescription pet medications and the health and nutritional pet supplements.

     We offer our products through three main sales channels, including the PetMed Express catalog and postcards, customer service representatives and the Internet, through our web site. We have designed both our catalog and web site to provide a convenient, cost-effective and informative shopping experience that encourages consumers to purchase products important for a pet's health and quality of life. We believe that these multiple channels allow us to increase the visibility of our brand name and provide customers with increased shopping flexibility and service.

The PetMed Express Catalog

     The PetMed Express catalog is a full-color catalog that features approximately 300 products. The catalog is produced by a combination of in-house writers, production artists and independent contractors. We mail catalogs and postcards in response to requests generated from our advertising and direct mail campaigns.

Call Center

     We currently employ 69 customer service representatives in our call center. Our customer service representatives receive and process inbound customer orders, and facilitate our outbound campaigns around maximizing customers' reorders on a consistent basis. Our telephone system is equipped with certain features including pop-up screens and call blending capabilities that gives us the ability to efficiently utilize our customer service representatives' time, providing quality customer service and support. Our customer service representatives receive a base salary and are rewarded with commissions for achieving targeted sales.

Our Web Site

     We seek to combine our product selection and pet health information with the shopping ease of the Internet to deliver a convenient and personalized shopping experience. We believe that our web site offers health and nutritional product selections for dogs and cats, supported by relevant editorial and easily obtainable or retrievable resource information. From our home page, customers can search our web site for products and access resources on a variety of information on cats and dogs. Customers can shop at our web site by category, product line or individual product.

Our Customers

     Approximately 327,000 active customers have purchased from us within the last year. During fiscal 2002, we attracted approximately 275,000 new customers, while currently growing at a rate of approximately 40,000 new customers per month. Our customers are located throughout the United States, with the largest concentration of customers residing in Florida, California, Texas, New York, North Carolina and Georgia. The current average retail purchase is approximately $70.

     While our primary focus has been on retail customers, we have also sold various non-prescription medications wholesale to a variety of businesses, including pet stores, groomers and traditional brick and mortar stores in the United States. For the fiscal year ended March 31, 2002, approximately 91% of our sales were made to retail customers and approximately 9% of our sales were made to wholesale customers. Our focus remains on the retail customers, and we anticipate that the percentage of our total sales attributable to wholesale sales will continue to decrease in the future.

Marketing

     The goal of our marketing strategy is to build brand recognition, increase customer traffic, add new customers, build strong customer loyalty, maximize reorders and develop incremental revenue opportunities. We have an integrated marketing campaign that includes television advertising, direct mailing and e-mailing and online marketing.

Television Advertising

     Our television advertising is designed to build brand equity, create awareness, and generate initial purchases of products via phone, mail, fax and the Internet. We have used 30 second television commercials to attract new customer orders, with this tagline "your pets same exact medications delivered to your home, saving you time and money". Our television commercials typically focus on our ability to rapidly deliver to customers the same medications offered by veterinarians, but at reduced prices. We generally purchase advertising on national cable channels to target our key demographic groups. We believe that television advertising is particularly effective and instrumental to building brand awareness.

Direct Mailing and E-mailing

     We use direct mailing and e-mailing, for our customers with e-mail accounts, to advertise our products to selected groups of customers. We utilize potential customers from the responses to our television advertising and our customer database to encourage and remind our customers to reorder.

Online Marketing

     We supplement our traditional advertising with online advertising and marketing efforts. We are also members of the LinkShare and Overture Networks, affiliate programs with merchant clients and affiliate web sites. These networks are designed to develop and build a long-term, branded affiliate program in order to increase online sales and establish an Internet presence. The LinkShare and Overture Networks enable us to establish link arrangements with other web sites, as well as portals and search engines.

Operations

Purchasing

     We purchase our products from a variety of sources, including certain manufacturers, domestic distributors, and wholesalers. We have multiple suppliers for each of our products. We source prescription and non-prescription medications from a variety of national distributors in order to obtain the lowest cost. We purchase the majority of our health and nutritional supplements directly from manufacturers. See Risk Factors.
Having strong relationships with product manufacturers will ensure the availability of adequate volume of products ordered by our customers, and enable us to provide more and better product information. Historically, substantially all the major manufacturers of prescription and non-prescription medications have declined to sell these products to direct marketing companies, including us. As part of our growth strategy, we will seek to develop direct relationships with leading pharmaceutical manufacturers of the more popular prescription and non-prescription medications.

Order Processing

     We provide our customers with toll-free telephone access to its customer service representatives. Our call center generally operates from 8:00 AM to 11:00 PM Monday through Thursday, 8:00 AM to 9:00 PM on Friday, 9:00 AM to 6:00 PM on Saturday, and 10:00 AM to 5:00 PM on Sunday, Eastern Standard Time. The process of customers purchasing products through PetMed Express consists of a few simple steps. A customer first places a call to the PetMed Express toll free phone number or visits our web site. The following information is needed to process prescription orders: general pet information, prescription, and the veterinarian's name and phone number. This information is entered into our computer system. Then our pharmacists and pharmacy technicians verify all prescriptions. The order process system checks for prescription verification for medication orders and a valid payment method for all orders. An invoice is generated and printed in our fulfillment center, where items are picked for shipping. The customer's order is then selected from our inventory and shipped via priority mail or United Parcel Service. Our customers enjoy the convenience of rapid home delivery, with approximately 60% of all orders are shipped within 24 hours via priority mail or United Parcel Service. Our web site allows customers to easily browse and purchase substantially all of our products and services on line. Our site is designed to be fast, secure and easy to use with order and shipping confirmations, with on-line order tracking capabilities.

Warehousing and Shipping

     We inventory our products and fill all customer orders from our 32,000 square foot facility in Pompano Beach, Florida. We have an in-house fulfillment and distribution operation, which is used to manage the entire supply chain, beginning with the placement of the order, continuing through order processing, and then fulfillment and shipment of the product to the customer. We offer a variety of shipping options, including next day delivery. We ship to anywhere in the United States served by the United Parcel Service or the United States Postal Service. Priority orders are expedited in our fulfillment process. Our goal is to ship the products the same day that the order is received. For prescription medications, our goal is to ship the product immediately after the prescription has been authorized. A shipping and handling fee is added to each customer's order.

Customer Service and Support

     We believe that a high level of customer service and support is critical in retaining and expanding our customer base. Customer service representatives participate in ongoing training programs under the supervision of our training manager. These training sessions include a variety of topics such as product knowledge, computer usage, customer service tips and the relationship between PetMed Express and veterinarians. Our customer service representatives respond to customer's e-mails and calls that are related to order status, prices and shipping. Our customer service representatives also respond to customers through our newly implemented live web chat. If our customer service representatives are unable to respond to a customer's inquiry at the time of the call, we strive to provide an answer within 24 hours. We believe our customer service representatives are a valuable source of feedback regarding customer satisfaction. Our customer returns currently average approximately 2% of total sales.

Technology

     PetMed Express utilizes the latest integrated technologies in call center, e-commerce, order entry, and inventory control/fulfillment operations. Our systems are custom configured to optimize our computer telephone integration and mail order processing. The system is designed to maintain a large database of specialized information and process a large volume of orders efficiently and effectively. Our systems provide our agents with real time product availability information and updated customer information to enhance our customer service. We also have an integrated direct connection for processing credit cards to ensure that a valid credit card number and authorization have been received at the same time our agents are on the phone with the customers. Our information systems provide our agents records of all prior contact with a customer, including the customer's address, phone number, e-mail address, fax number, prescription information, order history, payment history and notes.

Competition

     The pet medications and health and nutritional supplements market is competitive and highly fragmented. Our competitors can be divided into several groups including: other mail-order suppliers of pet medications and health and nutritional supplements, veterinarians, and web or online stores that specialize in pet medications and health and nutritional supplements. We believe that the following are principal competitive factors in our market:

     * Product selection and availability, including the availability of prescription and non-prescription medications;
     *    Brand recognition;
     *    Reliability and speed of delivery;
     *    Personalized service and convenience;
     *    Price; and
     *    Quality of web site content.

     We compete with veterinarians in the sale of prescription and non-prescription pet medications and health and nutritional supplements. Many pet owners may prefer the convenience of purchasing the pet medications or health and nutritional supplements at the time of the veterinarian visit, or may be hesitant to offend their veterinarian, by not purchasing these products from the veterinarian. In order to effectively compete with veterinarians, we must continue to educate pet owners about the service, convenience and savings offered by PetMed Express.

     We also compete with brick and mortar and online retailers of health and nutritional supplements. Many of these competitors have longer operating histories, larger customer or user bases, a more established online presence, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to web site and systems development than we can.

     The pet medication market size is estimated to be approximately $3 billion, consisting of veterinarians with 98% of the market share, 1-888-PetMeds with 1%, and pet stores and groomers, and other mail order companies make up the other 1%. The cat and dog population is approximately 141 million, with approximately 62% of all households owning a pet.

     We believe that the following are the main competitive strengths which differentiate 1-888-PetMeds's from the competition:

     *    Experienced management team;
     *    Consumer benefit structure of savings and convenience;
     *    Licensed pharmacy to conduct business in 49 states;
     *    Operating / technology infrastructure in place;
     *    Multiple sources of supply for pet medications; and
     *    Quality customer service support.

Intellectual Property

     We conduct our business under the trade name "1-888-PetMeds". We believe this name, which is also a toll-free phone number, has added significant value and is an important factor in the marketing of our products. We have also obtained the right to the Internet addresses www.1888PetMeds.com, www.petmeds.com, along with www.petmedexpress.com. As with phone numbers, we do not have and cannot acquire any property rights in an Internet address. We do not expect to lose the ability to use the Internet addresses; however, there can be no assurance in this regard and the loss of these addresses may have a material adverse effect on our financial position and results of operations. We hold the trade name "PetMed Express[R]", which is a registered trademark.

Government Regulation

     Dispensing prescription medicines is governed at the state level by the board of pharmacy, or similar regulatory agencies, of each state where prescription medications are dispensed. We are subject to regulation by the State of Florida and, in particular, are licensed by the Florida Board of Pharmacy. Our license is valid until February 28, 2003. We are also licensed and\or regulated by 48 other state pharmacy boards and other regulatory authorities including, but not necessarily limited to, the Federal Drug Administration ("FDA") and the United States Environmental Protection Agency ("EPA"). As a licensed pharmacy in the State of Florida, we are subject to the Florida Pharmacy Act and regulations promulgated hereunder. To the extent that we are unable to maintain our license with the Florida Board of Pharmacy as a community pharmacy, or if we do not maintain the licenses granted by other state boards, or if we become subject to actions by the FDA, or other enforcement regulators, our distribution of prescription medications to pet owners could be severely reduced, which could have a material adverse effect on our operations.

Legal Proceedings

     Various complaints have been filed with the Florida Board of Pharmacy. These complaints, the majority of which were filed by veterinarians who are in competition with the Company for the sale of pet prescription-required products, allege violations of the Pharmacy Practice Act and regulations promulgated thereunder. The vast majority of the complaints allege that the Company, through its pharmacists, improperly dispensed prescription-required veterinary medication based on prescriptions verified through the Company's alternate veterinarian program. The alternate veterinarian program uses a veterinarian outside the state of Florida to verify prescriptions for certain pets outside the state of Florida. While the program is not used for pets residing in the state of Florida, the complaints have, for the most part, been filed with the Florida Board of Pharmacy. Other complaints allege the dispensing of medication without a valid prescription, the sale of non-conforming products and that the Company's pharmacy is operating at the same location as another pharmacy, with which it has a contractual relationship. The Company contested all allegations and continued discussions in an attempt to reach a resolution of these matters.

     In February 2002, the Company voluntarily ceased the use of its alternate veterinarian program, and in March 2002 a business decision was made to enter into a settlement agreement with the Florida Board of Pharmacy, rather than to proceed with costly and lengthy litigation. In April 2002, The Florida Board of Pharmacy approved the settlement stipulation. The Florida Board of Pharmacy did not reach any finding of fact or conclusion of law that the Company committed any wrongdoing or violated any rules or laws governing the practice of pharmacy. According to the settlement agreement, the Company's pharmacy license was placed on probation for a period of three years and the Company, the Company's pharmacists and contracted pharmacy and pharmacist, were required to pay approximately $120,000 in fines and investigative costs. The Company remains licensed with the State of Florida and continues to operate its principal business in Florida.

     Additional complaints have been filed with other states' Pharmacy Boards. These complaints, the majority of which were filed by veterinarians who are in competition with the Company for the sale of pet prescription-required products, allege violations of the Pharmacy Practice Act and regulations promulgated thereunder. The vast majority of the complaints allege that the Company, through its pharmacists, improperly dispensed prescription-required veterinary medication based on prescriptions verified through the Company's alternate veterinarian program. The Company contested all allegations and continued discussions in an attempt to reach a resolution of these matters.

     During fiscal 2002, there were outstanding allegations relating to the discontinued alternate veterinarian program with Alabama, Louisiana, Missouri, New Mexico, Pennsylvania, and Ohio State Pharmacy Boards. The Company has or is currently in the midst of negotiating a settlement agreement with these states. To be conservative, the Company accrued $60,000 as of March 31, 2002, to cover any or all administrative fines and investigative costs associated with settlements.

     In fiscal 2002, the Company reached settlement with the state of Alabama and subsequent to fiscal 2002, the Company reached settlement agreements with the Louisiana, Missouri and New Mexico. According to the settlement agreements, the Company was required to terminate the alternate veterinarian program in the state and the Company's permit was placed on probation. The Company paid approximately $35,000 in administrative fines and investigative costs relating to these states settlement agreements.

     In February 2000, the United States Environmental Protection Agency
("EPA") issued a Stop Sale, Use or Removal Order to the Company regarding the alleged distribution or sale of misbranded Advantage[R] products in violation of the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), as amended. The order provides that the company shall not distribute, sell, use or remove the products listed in the order, which are allegedly misbranded. The order further provides that the Company shall not commence any sale or distribution of those products without the prior written approval from the EPA. The Stop Sale, Use or Removal Order does not assert any claim for monetary damages; rather, it is in the nature of a cease and desist order. The Company denied any alleged violations. On February 16, 2000, the Company submitted a written response to the order. The EPA assessed a fine in the amount of $445,000. In fiscal 2001 the Company accrued $445,000 of legal settlement expense.

     In September 2001, the Company and the EPA entered into a Consent Agreement and Final Order ("CAFO"). The settlement agreement required the Company to pay a civil penalty of $100,000 plus interest, requiring a payment of $56,000 due on September 30, 2002 and $53,000 due on September 30, 2003, a reduction from the previously assessed fine of $445,000. For the purpose of this CAFO, the Company admitted to the jurisdictional allegations set forth, and neither admitted nor denied the alleged violations. On September 28, 2001, the CAFO was approved and ordered by the regional judicial officer. Accordingly, a gain of $345,000 is reflected in the accompanying statement of operations to reflect the adjustment to the settlement.

     On March 19, 2002, Novartis Animal Health U.S., Inc. ("Novartis") filed a complaint against the Company and two other defendants in U.S. District Court for the Southern District of Florida. Novartis purports to assert seven
(7) claims related to the Company's alleged sale of pet medications produced for a Novartis Australian sister company: Count I: Infringement of Registered Trademark Under Section 32 of the Lanham Act, 15 U.S.C. Sec. 1114; Count II:
Infringement of Unregistered Trademarks Under Section 43(a) of the Lanham Act, 15 U.S.C. Sec. 11125(a); Count III: False Advertising Under Section 43(a) of the Lanham act, 15 U.S.C. Sec. 1125(a); Count IV: Misleading Advertising Under Florida Statutory Law; Count V: Deceptive and Unfair Trade Practices Under Florida Statutory Law; Count VI: Injury to Business Reputation Under Florida Statutory Law; Count VII: Common Law Unfair Competition.

     The Company has answered the complaint and asserted defenses and affirmative defenses. The parties have met pursuant to Rule 16, S.D. Fla. L.R., and Novartis is in the process of drafting a proposed scheduling report. No discovery has been propounded, and no documents have been produced. The parties have engaged in preliminary settlement discussions; however, it is unknown whether these discussions will result in an early settlement of this matter. If not, the Company intends to defend itself vigorously, and will likely assert counterclaims. Unless and until the parties engage in substantial discovery, it is not possible to evaluate the likelihood of an unfavorable outcome or estimate the potential loss in the event of an adverse outcome at this time.

     In June 2000, the Company agreed to pay $210,000 to two former employees who had alleged wrongful termination by the Company. Of this amount, $60,000 was paid in varying monthly installments from August 2000 through March 2001, $60,000 was paid in $5,000 installments from August 2000 through August 2001, and the remaining $90,000 is payable in twelve equal monthly installments beginning in July 2001. Such amounts have been expensed in fiscal 2000 as part of general and administrative in the accompanying statement of operations.
The settlement is recorded as "accrued expenses" in the accompanying balance sheet.

     We are also a party to routine litigation incidental to our business. Management does not believe that the resolution of any or all of such routine litigation is likely to have a material adverse effect on our financial condition or results of operations.

Employees

     At July 1, 2002, we had 120 full time employees, including: 69 in marketing and customer service; 12 in fulfillment and distribution; 29 in our pharmacy; 2 in information technologies; 3 in administrative positions; and 5 in management. None of our employees are represented by a labor union, nor governed by any collective bargaining agreements. We consider relations with our employees as satisfactory.

                             RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities.

     Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in or incorporated by reference into this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus or incorporated herein, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.


We have only recently attained profitability and there are no assurances that we can sustain profitable operations in future periods.
-----------------------------------------------------------------------------

     While we reported net income of approximately $825,000 for the year ended March 31, 2002, we reported a net loss of approximately $2,827,000 for the year ended March 31, 2001 and have an accumulated deficit at March 31, 2002 of approximately $4,971,000. Our profitability during fiscal 2002 is due in part to an increase in our revenues of approximately $22,000,000, or approximately 220%, from fiscal 2001. There are no assurances we will continue to generate revenues at this increased level, or that we will remain profitable during fiscal 2003 and beyond. If our operations were to cease being profitable, our liquidity in future periods would be adversely affected.


We may fail to comply with various state or federal regulations covering the dispensing of prescription pet medications. We could be subject to reprimands, sanctions, probations, fines, suspensions or the loss of one or more of our pharmacy licenses.
------------------------------------------------------------------------------

     The sale and delivery of prescription pet medications is generally governed by state laws and state regulations. Since our pharmacy is located in the state of Florida, the Company is governed by the laws and regulations of the state of Florida. Each prescription pet medication sale we make is likely to be covered by the laws of the state where the customer is located. The laws and regulations relating to the sale and delivery of prescription pet medications vary from state to state, but generally require that prescription pet medications be dispensed with the authorization from a prescribing veterinarian. To the extent that we are unable to maintain our license with the Florida Board of Pharmacy as a community pharmacy, or if we do not maintain the licenses granted by other state boards, or if we become subject to actions by the FDA, or other enforcement regulators, our distribution of prescription medications to pet owners could be severely reduced, which could have a material adverse effect on our operations.

     While we make every effort to fully comply with the applicable state rules and regulations, from time to time we have been the subject of administrative complaints regarding the authorization of prescriptions prior to shipment. We cannot assure you that we will not continue to be the subject of administrative complaints in the future. We cannot guarantee you that we will not be subject to reprimand, sanctions, probations, or to fines, or that one or more of our pharmacy licenses may not be suspended or revoked.

Our alternate veterinarian program was discontinued and was under investigation by the Florida Board of Pharmacy and Florida Agency for Health Care Administration, and by various other state's pharmacy boards, which could reduce or eliminate our ability to verify certain prescriptions outside the state of Florida.
------------------------------------------------------------------------------

     We utilized the services of alternate veterinarians to verify certain prescriptions for animals residing outside the state of Florida. The alternate veterinarian was not the veterinarian who had actually seen the animal and may reside in another state from the animal. We have received complaints not disclosed of in the September 20, 1999 settlement with the Florida Board of Pharmacy and Florida Agency for Health Care Administration. These complaints alleged violations of the Florida Pharmacy Act and regulations promulgated there under. In February 2002, we voluntarily ceased the use of the alternate veterinarian program, and in March 2002 a business decision was made to enter into a settlement agreement with the Florida Board of Pharmacy. Many of the complaints were for prescriptions verified through our alternate veterinarian program. The alternate veterinarian program used a veterinarian outside the state of Florida to verify the prescription for certain pets outside the state of Florida. The program was not used for pets residing in the State of Florida. Future complaints may be brought against the Company by states in which this program was utilized. We are unable to assess the potential impact on our business or any future penalties that may be assessed from these or other complaints.


We may need to raise additional capital in order to continue to implement our business plan.
-----------------------------------------------------------------------------

     We may be required to raise additional capital during the next 12 months to satisfy our cash requirements in order to implement our business plan. Presently our working capital is limited to capital available to us from operations or under our line of credit. We may seek to raise additional capital through the sale of equity securities. We cannot guarantee that we will be successful in obtaining capital upon terms acceptable to us, if at all. Our failure to secure necessary financing may have a material adverse effect on our financial condition and results of operations.

We currently purchase our prescription and non-prescription medications from third party distributors and we are not an authorized distributor of those products. We do not have any guaranteed supply of these medications at any pre-established prices.
----------------------------------------------------------------------------

     For the fiscal year ended March 31, 2002, approximately 92% of our sales were attributable to sales of prescription and non-prescription medications. Sales of these products have also accounted for 79% of our total sales during the fiscal year ended March 31, 2001. Historically, substantially all the major pharmaceutical manufacturers have declined to sell prescription and non-prescription pet medications directly to us. In order to assure a supply of these products, we purchase medications from various secondary sources, including a variety of domestic distributors. Our business strategy includes seeking to establish direct purchasing arrangements with major pet pharmaceutical manufacturing companies. If we are not successful in achieving this goal, we would need to continue to rely upon distributors.

     We cannot guarantee that if we continue to purchase prescription and non-prescription pet medications from distributors that we will be able to purchase an adequate supply to meet our customers' demands, or that we will be able to purchase these products at competitive prices. As these products represent a significant portion of our sales, our failure to fill customer orders for these products could adversely impact our sales. If we should be forced to pay higher prices for these products to ensure an adequate supply, we cannot guarantee that we will be able to pass along to our customers any increases in the prices we pay for these medications. This inability to pass along increased prices could materially adversely affect our results of operations.

Our failure to properly manage our inventory may result in excessive inventory carrying costs, which could materially adversely affect our financial condition and results of operations.
------------------------------------------------------------------------------

     During the fiscal year ended March 31, 2002, our current product line contained approximately 600 SKUs. A significant portion of our sales is attributable to products representing approximately 50 SKUs. We need to properly manage our inventory to provide an adequate supply of these products and avoid excessive inventory of the products representing the balance of the SKUs. We generally place orders for products with our suppliers based upon our internal estimates of the amounts of inventory we will need to fill future orders. These estimates may be significantly different from the actual orders we receive. In the event that subsequent orders fall short of original estimates, we may be left with excess inventory. Significant excess inventory could result in price discounts and increased inventory carrying costs. Similarly, if we fail to have an adequate supply of some SKUs, we may lose sales opportunities. We cannot guarantee that we will maintain appropriate inventory levels. Any failure on our part to maintain appropriate inventory levels may have a material adverse effect on our financial condition and results of operations.


Resistance from veterinarians to authorize prescriptions could cause our sales to decrease and could materially adversely affect our financial condition and results of operations.
------------------------------------------------------------------------------

     Since we began our operations, from time to time, some veterinarians have resisted providing our customers with a copy of their pet's prescription or authorizing the prescription to our pharmacy staff, thereby effectively preventing us from filling such prescriptions under state law. Sales of prescription medications represented approximately 34% and 23% of our sales for the fiscal years ended March 31, 2002 and 2001, respectively. Although veterinarians in some states are required by law to provide the pet owner with this prescription information, if the number of veterinarians who refuse to authorize prescriptions should increase, our sales could decrease and our financial condition and results of operations may be materially adversely impacted.


Our success depends in part on the willingness of consumers to purchase pet medications from us. If we do not succeed in changing consumer-purchasing patterns, our results of operations may be materially adversely affected.
---------------------------------------------------------------------------

     The direct marketing of prescription and non-prescription pet medications and health and nutritional supplements is in its infancy. Our success will depend upon our ability to engage consumers who have historically purchased pet medications and health and nutritional supplements from veterinarians. We may not be able to convert a large number of these pet owners to our customers. In order for us to be successful, many of these consumers must be willing to utilize new ways of buying these products. We cannot guarantee that we will be successful in shifting these consumers' purchasing patterns away from veterinarians to us. If we do not attract consumers to purchase these products from us, our results of operations may be materially adversely impacted.


In the past we have purchased medications from international distributors and we did not always know if those distributors had the authority of the manufacturer to sell the products in the United States. As a result, we may be subject to future civil or administrative actions regarding those products.
------------------------------------------------------------------------------

     During fiscal 2002, a business decision was made to discontinue purchasing any product from international distributors. We have purchased a portion of our prescription and non-prescription medications from international distributors in the past. These medications may be trademarked and/or copyrighted products manufactured in foreign countries or in the United States and sold by the manufacturer to foreign distributors. Some of the prescription and non-prescription medications may have been manufactured by entities, particularly foreign licensees, who are not the licensors or owners of the trademarks or copyrights for the medications. From time to time, United States trademark and copyright holders, their licensees, trade associations and the United States Customs Service have instigated litigation or administrative agency proceedings in an attempt to halt the importation or sale of trademarked and/or copyrighted products. The courts remain divided on the extent to which trademark, copyright or other laws, rules, regulations or decisions may restrict the importation or sales of this merchandise without the consent of the trademark or copyright owner.

     There can be no assurance that future judicial, legislative or administrative agency action, including possible import, export, tariff or other trade restrictions, will not limit or eliminate some of the secondary sources of supply used by us. Moreover, there can be no assurance that our business activities or merchandise sold to us will not become the subject of legal or administrative actions brought by manufacturers, distributors, the United States Customs Service or others. Such judicial, legislative, administrative or legal actions could have a material adverse effect on our business and results of operations.


Significant portions of our sales are made to residents of seven states. If we should lose our pharmacy license in one or more of these states, our financial condition and results of operations would be materially adversely affected.
----------------------------------------------------------------------------

     While we ship pet medications to customers in almost all 50 states, approximately 52% of our sales for the fiscal year ended March 31, 2002 were made to customers located in the states of Florida, California, Texas, New York, North Carolina, Georgia, and Virginia. If for any reason our license to operate a pharmacy in one or more of those states should be suspended or revoked, or if it is not renewed, our financial condition and results of operations may be materially adversely affected.


We face significant competition from veterinarians and traditional and online retailers and may not be able to profitably compete with them.
-----------------------------------------------------------------------------

     We compete directly and indirectly with veterinarians in the sale of pet medications and health and nutritional supplements. Veterinarians hold a competitive advantage over us because many pet owners may find it more convenient or preferable to purchase these products directly from their veterinarians at the time of an office visit. We also compete directly and indirectly with both online and traditional retailers of pet medications and health and nutritional supplements. Both online and traditional retailers may hold a competitive advantage over us because of longer operating histories, established brand names, greater resources and an established customer base. Online retailers may have a competitive advantage over us because of established affiliate relationships to drive traffic to their web site. Traditional retailers may hold a competitive advantage over us because pet owners may prefer to purchase these products from a store instead of online or through traditional catalog/telephone methods. In order to effectively compete in the future, we may be required to offer promotions and other incentives, which may result in lower operating margins or operating losses.

     We also face a significant competitive challenge from our competitors forming alliances with each other, such as those between online and brick and mortar retailers. These relationships may enable both their retail and online stores to negotiate better pricing and better terms from suppliers by aggregating the demand for products and negotiating volume discounts which could be a competitive disadvantage to us.


The content of our web site could expose us to various kinds of liability, which, if prosecuted successfully, could negatively impact our business.
--------------------------------------------------------------------------

     Because we post product information and other content on our web site, we face potential liability for negligence, copyright infringement, patent infringement, trademark infringement, defamation and other claims based on the nature and content of the materials we post. Various claims have been brought, and sometimes successfully prosecuted, against Internet content distributors. We could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although we maintain general liability insurance, our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect our financial condition and results of operations.

We may not be able to protect our intellectual property rights, and we may be found to infringe on the propriety rights of others.
-----------------------------------------------------------------------------

     We rely on a combination of trademark, trade secret, copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our private label generic equivalents, when and if developed, as well as aspects of our sales formats, or to obtain and use information that we regard as proprietary, including the technology used to operate our web site, our content and our trademarks.

     Litigation or proceedings before the United States Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names, and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources, and could seriously harm our business and operating results.

     Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly involved in infringement claims as the number of services and competitors in our industry segment grows. Any claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.


If we are unable to protect our Internet domain name or to prevent others from using names that are confusingly similar, our business may be adversely impacted.
------------------------------------------------------------------------------

     Our Internet domain names, www.1888PetMeds.com, www.petmedexpress.com, and www.petmeds.com are critical to our brand recognition and our overall success. If we are unable to protect these domain names, our competitors could capitalize on our brand recognition. We are aware of substantially similar domain names, including www.petmed.com, used by competitors. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries has changed, and may undergo further change in the near future. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may not be able to protect our own domain names, or prevent third parties from acquiring domain names that are confusingly similar to, infringe upon or otherwise decrease the value of our domain names.


Since all of our operations are housed in a single location, we are more susceptible to business interruption in the event of damage to or disruptions in our facility.
-----------------------------------------------------------------------------

     Our headquarters and distribution center are located in the same building in South Florida, and all of our shipments of products to our customers are made from this sole distribution center. We have no present plans to establish any additional distribution centers or offices. Because we consolidate our operations in one location, we are more susceptible to power and equipment failures, and business interruptions in the event of fires, floods and other natural disasters than if we had additional locations. Furthermore, because we are located in South Florida, which is a hurricane-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our headquarters and distribution center and surrounding transportation infrastructure caused by a hurricane. We cannot assure you that we are adequately insured to cover the amount of any losses relating to any of these potential events, business interruptions resulting from damage to or destruction of our headquarters and distribution center; or interruptions or disruptions to major transportation infrastructure or other events that do not occur on our premises.

A portion of our sales are seasonal and our operating results are difficult to predict and may fluctuate.
------------------------------------------------------------------------------

     Because our operating results are difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Portions of our sales are seasonal in nature, primarily as a result of the volume of sales of flea and tick control products during the summer season. This seasonality results in increased sales of these products during our first and second fiscal quarters. In addition to the seasonality of some of our sales, our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are out of our control. Factors that may cause our operating results to fluctuate include:

     * Our inability to obtain new customers at a reasonable cost, retain existing customers, or encourage reorders;

     * Our inability to increase the number of visitors to our web site, or our inability to convert visitors to our web site into customers;

     *    The mix of medications and other pet products sold by us;

     *    Our inability to manage inventory levels;

     * Our inability to adequately maintain, upgrade and develop our web site, the systems that we use to process customer's orders and payments, or our computer network;

     *    Increased competition within our market niche;

     *    Price competition;

     *    Increases in the cost of advertising;

     * The amount and timing of operating costs and capital expenditures relating to expansion of our product line or operations; and

     * Disruption of our toll-free telephone service, technical difficulties, systems outages or Internet slowdowns.

     Any change in one or more of these factors could materially adversely affect our results of operations in future periods.


Our shares of common stock currently have a limited trading market.
-------------------------------------------------------------------

     Our shares of common stock are currently quoted on the OTC Bulletin Board. Our shares of common stock currently have only a limited trading market. As a result, you may find it difficult to dispose of shares of our common stock and you may suffer a loss of all or a substantial portion of your investment in our common stock.


Our stock price fluctuates from time to time and may fall below expectations of securities analysts and investors, and could subject us to litigation, which may result in you suffering the loss of your investment
----------------------------------------------------------------------------

     The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include: quarterly variations in operating results; changes in accounting treatments or principles; announcements by us or our competitors of new products and services offerings, significant contracts, acquisitions or strategic relationships; additions or departures of key personnel; any future sales of our common stock or other securities; stock market price and volume fluctuations of publicly-traded companies; and general political, economic and market conditions.

     It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors, which could result in a decrease in the trading price of our common stock. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the targets of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our business and operating results.

The interests of our controlling stockholders could conflict with those of our other stockholders.
------------------------------------------------------------------------------

     Our directors and executive officers, together with our other principal stockholders, own or control approximately 76% of our voting securities. These stockholders are able to influence the outcome of stockholder votes, including votes concerning: the election of directors; amendments to our charter and by-laws; and the approval of significant corporate transactions like a merger or sale of our assets. This controlling influence could have the effect of delaying or preventing a change in control, even if many of our stockholders believe it is in their best interest.


We may issue additional shares of preferred stock that could defer a change of control or dilute the interests of our common stockholders. Our charter documents could defer a takeover effort, which could inhibit your ability to receive an acquisition premium for your shares.
------------------------------------------------------------------------------

     Our charter permits our board of directors to issue up to 5,000,000 shares of preferred stock without shareholder approval. Currently there are 2,500 shares of our Convertible Preferred Stock issued and outstanding. This leaves 4,997,500 shares of preferred stock available for issuance at the discretion of our board of directors. These shares, if issued, could contain dividend, liquidation, conversion, voting or other rights which could adversely affect the rights of our common shareholders and which could also be utilized, under some circumstances, as a method of discouraging, delaying or preventing our change in control. Provisions of our articles of incorporation, bylaws and Florida law could make it more difficult for a third party to acquire us, even if many of our stockholders believe it is in their best interest.

              PETMED EXPRESS, INC. 1998 STOCK OPTION PLAN


     In July 1998, our Board of Directors adopted our 1998 Stock Option Plan (the "Plan"). The purpose of the Plan is to advance our interests and those of our shareholders by providing a means of attracting and retaining key employees, directors and consultants. In order to serve this purpose, we believe this Plan encourages and enables key employees, directors and consultants to participate in our future prosperity and growth by providing them with incentives and compensation based on our performance, development and financial success. Participants in the Plan may include our officers, directors, other key employees and consultants who have responsibilities affecting our management, development or financial success.

     We initially reserved an aggregate of 3,000,000 shares of common stock for issuance under the Plan. In May 2001, we amended the Plan to increase the number of shares of common stock available for issuance under the Plan to 5,000,000 shares. This amendment was approved by our Board of Directors and majority shareholders. At July 1, 2002 we had outstanding options under our 1998 Stock Option Plan to purchase 2,184,600 shares of our common stock. Our Compensation Committee administers the Plan including, without limitation, the selection of recipients of awards under the Plan, the granting of stock options, restricted share or performance shares, the determination of the terms and conditions of any such awards, the interpretation of the Plan and any other action they deem appropriate in connection with the administration of the Plan.

     Awards may be made under the Plan in the form of Plan options, shares of our common stock subject to a vesting schedule based upon certain performance objectives ("performance shares") and shares subject to a vesting schedule based on the recipient's continued employment ("restricted shares"). Plan options may either be options qualifying as incentive stock options under
Section 422 of the IRS Code, or options that do not so qualify. Any incentive stock option granted under our Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any incentive option granted to an eligible employee owning more than 10% of our common stock must be at least 110% of such fair market value as determined on the date of the grant. Only persons who are our officers or other key employees are eligible to receive incentive stock options and performance share grants. Any non-qualified stock option granted under our Plan must provide for an exercise price of not less than 50% of the fair market value of the underlying shares on the date of such grant.

     The term of each Plan option and the manner in which it may be exercised is determined by the Board of Directors, provided that no Plan option may be exercisable more than ten years after the date of its grant and, in the case of an incentive option granted to an eligible employee owning more than 10% of our common stock, no more than five years after the date of the grant. The exercise price of the stock options may be paid in either:

     *    cash, or

     * delivery of unrestricted shares of our common stock having a fair market value on the date of delivery equal to the exercise price, or

     * surrender of shares of our common stock subject to the stock option which has a fair market value equal to the total exercise price at the time of exercise, or

     *    a combination of the foregoing methods.

     All Plan options are non-assignable and nontransferable, except by will or by the laws of descent and distribution and, during the lifetime of the optionee, may be exercised only by such optionee. At the discretion of the Board of Directors, it may approve the irrevocable transfer, without payment, of non-qualified options to the option holder's spouse, children, grandchildren, nieces or nephews, or to the trustee of a trust for the principal benefit of one or more such persons, or to a partnership whose partners are one or more of such persons. If an optionee's employment is terminated for any reason, other than due to his or her death, disability or termination for cause, or if an optionee is not our employee but is a member of our Board of Directors and his or her service as a director is terminated for any reason, other than due to his or her death or disability, the Plan option granted may be exercised on the earlier of the expiration date or 90 days following the date of termination. If the optionee dies during the term of his or her employment, the Plan option granted to him or her shall lapse to the extent unexercised on the earlier of the expiration date of the Plan option or the date one year following the date of the optionee's death. If the optionee's employment, membership on the Board of Directors or engagement as a consultant terminates by reason of the optionee's retirement, then the Plan option granted may be exercised until the earlier of 90 days following the date of termination or the expiration date. If the optionee is permanently and totally disabled within the meaning of Section 22(c)(3) of the IRS Code, the Plan option granted to him or her lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

     At the time of the restricted share grant, the Board of Directors may determine the vesting schedule of such shares and that after vesting, such shares may be further restricted as to transferability or be subject to repurchase by us or forfeiture upon the occurrence of certain events. Awards of restricted shares must be accepted by the participant within 30 days of the grant.

     At the time of the award of performance shares, the Board of Directors shall establish a range of performance goals to be achieved during the performance period including, without limitation, earnings, return on capital, or any performance goal approved by our stockholders in accordance with
Section 162(m) of the IRS Code. Attainment of the highest performance goal for the performance period will earn 100% of the performance shares awarded for the performance period; failure to attain the lowest performance goal will result in the participant earning no performance shares. Attainment of the performance goals will be calculated from our financial statements, excluding changes in federal income tax rates and the effect of non-recurring and extraordinary items. The performance goals may vary for difference performance periods and need not be the same for each participant receiving an award during a performance period.

     If the participant's employment by us, membership on our Board of Directors, or engagement by us as a consultant is terminated before the end of any performance period, or upon the participant's death, retirement or disability, the Board of Directors, taking into consideration the performance of such participant and our performance over the performance period, may authorize the issuance to the participant or his or her legal representative or designated beneficiary all or a portion of the performance shares which would have been issued to him or her had the participant's employment, board membership or consulting engagement continued to the end of the performance period. If the participant's employment, board membership or consulting engagement terminates before the end of the performance period for any other reason, all performance shares are forfeited.

     Notwithstanding the foregoing, but subject to any stockholder approval or other requirements of Section 162(m) of the IRS Code, the Board of Directors in its discretion and as determined at the time of award of the performance shares, may provide the participant with the option of receiving cash in lieu of the performance shares in an amount determined at the time of award including, without limitation, by one or more of the following methods:

     * the fair market value of the number of shares subject to the performance shares agreement on the date of award, or

     * part or all of any increase in the fair market value since such date, or

     * part or all of any dividends paid or payable on the number of shares subject to the performance share agreement, or

     * any other amounts which in the board's sole discretion are reasonably related to the achievement of the applicable performance goals, or

     *    any combination of the foregoing.

     The purchase price for restricted shares or performance shares granted under the Plan shall be set by the Board of Directors but may not be less than par value. Payment of the purchase price for the restricted shares or performance share may be made in either,

     *    cash, or

     * by delivery of unrestricted shares of our common stock having a fair market value on the date of such delivery equal to the total purchase price, or

     *    a combination of either of these methods.

     The restricted stock awards, performance stock awards and stock options are subject to accelerated vesting in the event of our change of control. We may, at our option, terminate all unexercised stock options 30 days after a change in control and pay to the participant holding these unexercised options cash in an amount equal to the difference between fair market value and the exercise price of the stock option. If the fair market value is less than the exercise price, we may terminate the options without payment to the holder. The per share purchase price of shares subject to Plan options granted under the Plan or related to performance share awards or restricted share awards may be adjusted in the event of certain changes in our capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of such option or award. No participant in our Plan has any rights as a stockholder until the shares subject to the Plan options or stock awards have been duly issued and delivered to him or her.

     We have an option to purchase any shares of our common stock which have been issued to Plan participants pursuant to restricted stock awards, performance stock awards or stock options if the participant ceases to be our employee, a member of our Board of Directors or a consultant to us for any reason. We must exercise our repurchase right at the time of termination.
The purchase price for any shares we repurchase will be equal to the fair market value of the our total stockholder's equity divided by the total outstanding shares of our common stock on the last day of that calendar month, calculated on a fully-diluted basis. If we exercise our repurchase right, we much close the transaction within 20 days from the termination date. At closing, we are entitled to delivery a one-year promissory note as payment for the purchase price or, at our option, we may pay same in cash at closing.

     We also have a right of first refusal to meet the offer if the holder of any shares of our common stock awarded or issued pursuant to our Plan desires to sell such shares to a third party.

     The Board of Directors may amend, suspend or terminate our Plan at any time, except that no amendment shall be made which:

     * increases the total number of shares subject to the Plan or changes the minimum purchase price therefore (except in either case in the event of adjustments due to changes in our capitalization), or

     * affects outstanding Plan options or any exercise right thereunder, or

     *    extends the term of any Plan option beyond 10 years, or

     *    extends the termination date of the Plan.

     Unless the Plan shall be earlier suspended or terminated, the Plan shall terminate 10 years from the date of the Plan's adoption by our stockholders. Any such termination of our Plan shall not affect the validity of any Plan options previously granted thereunder.

Federal Income Tax Effects

     The following discussion applies to our Plan and is based on federal income tax laws and regulations in effect on June 30, 2002. It does not purport to be a complete description of the federal income tax consequences of the Plan, nor does it describe the consequences of state, local or foreign tax laws which may be applicable. Accordingly, any person receiving a grant under the Plan should consult with his or her own tax adviser.

     Our Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the IRS Code.

     An employee granted an incentive stock option does not recognize taxable income either at the date of grant or at the date of its timely exercise. However, the excess of the fair market value of common stock received upon exercise of the incentive stock option over the option exercise price is an item of tax preference under Section 57(a)(3) of the IRS Code and may be subject to the alternative minimum tax imposed by Section 55 of the IRS Code. Upon disposition of stock acquired on exercise of an incentive stock option, long-term capital gain or loss is recognized in an amount equal to the difference between the sales price and the incentive stock option exercise price, provided that the option holder has not disposed of the stock within two years from the date of grant and within one year from the date of exercise. If the incentive stock option holder disposes of the acquired stock (including the transfer of acquired stock in payment of the exercise price of an incentive stock option) without complying with both of these holding period requirements ("Disqualifying Disposition"), the option holder will recognize ordinary income at the time of such Disqualifying Disposition to the extent of the difference between the exercise price and the lesser of the fair market value of the stock on the date the incentive stock option is exercised (the value six months after the date of exercise may govern in the case of an employee whose sale of stock at a profit could subject him to suit under
Section 16(b) of the Securities Exchange Act of 1934) or the amount realized on such Disqualifying Disposition. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on how long the shares are held. In the event of a Disqualifying Disposition, the incentive stock option tax preference described above may not apply (although, where the Disqualifying Disposition occurs subsequent to the year the incentive stock option is exercised, it may be necessary for the employee to amend his or her return to eliminate the tax preference item previously reported). We are not entitled to a tax deduction upon either exercise of an incentive stock option or disposition of stock acquired pursuant to such an exercise, except to the extent that the option holder recognized ordinary income in a Disqualifying Disposition.

     If the holder of an incentive stock option pays the exercise price, in full or in part, with shares of previously acquired common stock, the exchange should not affect the incentive stock option tax treatment of the exercise.
No gain or loss should be recognized on the exchange, and the shares received by the employee, equal in number to the previously acquired shares exchanged therefor, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares. The employee will not, however, be able to utilize the old holding period for the purpose of satisfying the incentive stock option statutory holding period requirements. Shares received in excess of the number of previously acquired shares will have a basis of zero and a holding period which commences as of the date the common stock is issued to the employee upon exercise of the incentive stock option. If an exercise is effected using shares previously acquired through the exercise of an incentive stock option, the exchange of the previously acquired shares will be considered a disposition of such shares for the purpose of determining whether a Disqualifying Disposition has occurred.

     In respect to the holder of non-qualified options, the option holder does not recognize taxable income on the date of the grant of the non-qualified option, but recognizes ordinary income generally at the date of exercise in the amount of the difference between the option exercise price and the fair market value of the common stock on the date of exercise. However, if the holder of non-qualified options is subject to the restrictions on resale of common stock under Section 16 of the Securities Exchange Act of 1934, such person generally recognizes ordinary income at the end of the six-month period following the date of exercise in the amount of the difference between the option exercise price and the fair market value of the common stock at the end of the six-month period. Nevertheless, such holder may elect within 30 days after the date of exercise to recognize ordinary income as of the date of exercise. The amount of ordinary income recognized by the option holder is deductible by us in the year that income is recognized.

     In connection with the issuance of stock grants as compensation, the recipient must include in gross income the excess of the fair market value of the property received over the amount, if any, paid for the property in the first taxable year in which beneficial interest in the property either is "transferable" or is not subject to a "substantial risk of forfeiture." A substantial risk of forfeiture exists where rights and property that have been transferred are conditioned, directly or indirectly, upon the future performance (or refraining from performance) of substantial services by any person, or the occurrence of a condition related to the purpose of the transfer, and the possibility of forfeiture is substantial if such condition is not satisfied. Stock grants received by a person who is subject to the short swing profit recovery rule of Section 16(b) of the Securities Exchange Act of 1934 is considered subject to a substantial risk of forfeiture so long as the sale of such property at a profit could subject the stockholder to suit under that section. The rights of the recipient are treated as transferable if and when the recipient can sell, assign, pledge or otherwise transfer any interest in the stock grant to any person. Inasmuch as the recipient would not be subject to the short swing profit recovery rule of Section 16(b) of the Securities Exchange Act of 1934 and the stock grant, upon receipt following satisfaction of condition prerequisites to receipt, will be presently transferable and not subject to a substantial risk of forfeiture, the recipient would be obligated to include in gross income the fair market value of the stock grant received once the conditions to receipt of the stock grant are satisfied.

Restrictions Under Federal Securities Laws

     The sale of our common stock issuable upon pursuant to our Plan must be made in compliance with federal and state securities laws. Our officers, directors and 10% or greater stockholders, as well as certain other persons or parties who may be deemed to be "affiliates" of ours under federal securities laws, should be aware that resales by affiliates can only be made pursuant to an effective registration statement, Rule 144 promulgated under the Securities Act or other applicable exemption. Our officers, directors and 10% and greater stockholders may also be subject to the "short swing" profit rule of
Section 16(b) of the Securities Exchange Act of 1934.

                     SALES BY SELLING SHAREHOLDERS

     This prospectus covers shares of our common stock issuable upon the grant of restricted stock awards, performance stock awards or the exercise of options under our Plan and the subsequent resale of the shares of our common stock by selling shareholders who are our affiliates. The shares of our common stock being reoffered by our affiliates pursuant to this prospectus are deemed to be control shares as that term is defined in Rule 405 of the Securities Act.

     The following table sets forth,

     * the name of each selling shareholder who is our affiliate as that term is defined in the Securities Act,

     *    the number of shares owned, and

     * the number of shares being registered for resale by each affiliated selling shareholder.

     * the percentage of our common stock to be owned by the affiliated selling shareholder following completion of such offering (based on 17,158,010 shares of our common stock outstanding at July 1,
          2002), and adjusted to give effect to the issuance of shares upon the exercise of the named affiliate selling shareholder's options to be offered hereby, but excludes shares issuable upon the exercise of any other option held by the affiliated selling shareholder or any shares issuable upon the exercise of any other person's options.

     We may amend or supplement this prospectus from time to time to update the disclosure set forth in the following table. All of the shares being registered for resale under this prospectus for the selling shareholders may be offered hereby. Because the selling shareholders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling shareholders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling shareholders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own or which can be acquired upon the exercise of options granted outside of our Plan.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling shareholder is based upon the information contained in a record list of our shareholders at July 1, 2002.

                                                                             Percentage
                                                           Shares to be     to be Owned
Name of Selling           Number of        Shares to       Owned After         After
Shareholder             Shares Owned       be Offered       Offering          Offering
---------------         ------------     -------------     ------------     -----------
Marc Puleo                2,596,250       1,040,000(1)     1,796,250           10.5%
Steve Iovana                  1,800           1,800(2)          0
Alma Iovana                   1,800           1,800(2)          0
Joanne Fine                   3,668           5,500(3)          0
Bonnie McDowell                 334             500(4)          0
Adam Terris                  86,534          45,000(5)        73,200             *
Ned Fine                      3,334           7,500(6)          0
Christopher DiGiacomo        27,600          50,000(7)         2,600             *
Richard Kirsch               40,000          85,000(8)          0
Mendo Akdag                 375,000         750,000(9)          0
Gary Koesten                  9,333          25,000(10)        1,000             *
Henry Weinberg                8,333          25,000(11)         0
Mike Budd                    33,333         175,000(12)         0
Richard Schwartz              9,333          25,000(13)        1,000             *
Bruce Rosenbloom             18,767          75,000(14)        2,100             *
Alison Berges                 8,433          25,000(15)          100             *
Mark Stumph                    0              2,500(16)         0
David Quinones                 0              2,500(16)         0
Sheelagh Gonzalez              0              2,500(16)         0
Laura Thomas                   0              2,500(16)         0
                                          ---------
       Total                              2,159,600

---------------------------
*   Less than 1%

(1) Includes shares of our common stock issuable upon the exercise of an option to purchase 600,000 shares of our common stock exercisable at $1.25 per share until 05/01/03. Includes shares of our common stock issuable upon the exercise of an option to purchase 200,000 shares of our common stock exercisable at $.35 per share until 03/16/06. Includes shares of our common stock issuable upon the exercise of options to purchase 240,000 shares of our common stock exercisable at $1.05 per share until 05/20/06, none of which have vested.

(2) Includes shares of our common stock issuable upon the exercise of an option to purchase 1,800 shares of our common stock exercisable at $4.00 per share until 08/22/03.

(3) Includes shares of our common stock issuable upon the exercise of options to purchase 500 shares of our common stock exercisable at $4.50 per share until 09/23/03, of which options to purchase 166 shares have not vested. Includes shares of our common stock issuable upon the exercise of options to purchase 5,000 shares of our common stock exercisable at $3.00 per share until 03/14/04, of which options to purchase 1,666 shares have not vested.

(4) Includes shares of our common stock issuable upon the exercise of options to purchase 500 shares of our common stock exercisable at $4.50 per share until 09/23/03, of which options to purchase 166 shares have not vested.

(5) Includes shares of our common stock issuable upon the exercise of options to purchase 5,000 shares of our common stock exercisable at $4.50 per share until 09/23/03, of which options to purchase 1,666 shares have not vested. Includes shares of our common stock issuable upon the exercise of options to purchase 15,000 shares of our common stock exercisable at $4.00 per share until 02/07/04, of which options to purchase 5,000 shares have not vested. Includes shares of our common stock issuable upon the exercise of options to purchase 25,000 shares of our common stock exercisable at $.86 per share until 03/06/06, none of which have vested. Excludes 91,500 shares of our common stock issuable upon exercise of non-plan options exercisable at $1.33 per share until 4/7/04, which options to purchase 73,200 shares have vested.

(6) Includes shares of our common stock issuable upon the exercise of an option to purchase 5,000 shares of our common stock exercisable at $3.00 per share until 03/14/04, of which options to purchase 1,666 shares have not vested. Includes shares of our common stock issuable upon the exercise of options to purchase 2,500 shares of our common stock exercisable at $.86 per share until 03/06/06, of which none have vested.

(7) Includes shares of our common stock issuable upon the exercise of options to purchase 50,000 shares of our common stock exercisable at $.50 per share until 02/19/06, of which options to purchase 25,000 shares have not vested.

(8) Includes shares of our common stock issuable upon the exercise of options to purchase 85,000 shares of our common stock exercisable at $.50 per share until 02/19/06, of which options to purchase 45,000 shares have not vested.

(9) Includes shares of our common stock issuable upon the exercise of options to purchase 562,500 shares of our common stock exercisable at $.32 per share until 03/16/04, of which options to purchase 375,000 shares have not vested, and 187,500 shares of common stock received from options exercised in July 2002.

(10) Includes shares of our common stock issuable upon the exercise of options to purchase 25,000 shares of our common stock exercisable at $.375 per share until 03/22/05, of which options to purchase 16,667 shares have not vested.

(11) Includes shares of our common stock issuable upon the exercise of options to purchase 25,000 shares of our common stock exercisable at $1.68 per share until 05/07/05, of which options to purchase 16,667 shares have not vested.

(12) Includes shares of our common stock issuable upon the exercise of options to purchase 50,000 shares of our common stock exercisable at $1.68 per share until 05/07/05, of which options to purchase 33,333 shares have not vested. Includes shares of our common stock issuable upon the exercise of options to purchase 50,000 shares of our common stock exercisable at $1.52 per share until 06/12/05, of which options to purchase 33,333 shares have not vested. Includes shares of our common stock issuable upon the exercise of options to purchase 75,000 shares of our common stock exercisable at $.86 per share until 03/06/06, none of which have vested.

(13) Includes shares of our common stock issuable upon the exercise of options to purchase 25,000 shares of our common stock exercisable at $1.76 per share until 05/22/05, of which options to purchase 16,667 shares have not vested.

(14) Includes shares of our common stock issuable upon the exercise of options to purchase 50,000 shares of our common stock exercisable at $1.65 per share until 05/31/05, of which options to purchase 33,333 shares have not vested. Includes shares of our common stock issuable upon the exercise of an option to purchase 25,000 shares of our common stock exercisable at $.86 per share until 03/06/06, none of which have vested.

(15) Includes shares of our common stock issuable upon the exercise of options to purchase 25,000 shares of our common stock exercisable at $1.52 per share until 06/11/05, of which options to purchase 16,667 shares have not vested.

(16) Includes shares of our common stock issuable upon the exercise of options to purchase 2,500 shares of our common stock exercisable at $.86 per share until 03/06/06, none of which have vested.

                         PLAN OF DISTRIBUTION

     The information under this heading relates to resales of shares of our common stock covered by this prospectus by persons who are our "affiliates" as that term is defined under federal securities laws.

     The shares offered hereby by the selling shareholders may be resold and distributed from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods including, without limitation:

     * a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     * purchases by a broker or dealer as principal and resale by a broker or dealer for its account under this prospectus;

     * ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     * face-to-face or other direct transactions between the selling shareholders and purchasers without a broker-dealer or other intermediary; and

     * ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders in amounts to be negotiated in connection with the sale. These broker-dealers and agents and any other participating broker-dealers, or agents may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

     In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and deliver the shares to close out the positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling shareholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

     Information as to whether an underwriter(s) who may be selected by the selling shareholders, or any other broker-dealer, is acting as principal or agent for the selling shareholders, the compensation to be received by underwriters who may be selected by the selling shareholders, or any broker-dealer, acting as principal or agent for the selling shareholders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

     We have advised the selling shareholders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Exchange Act. With certain exceptions, Regulation M precludes any selling shareholders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

     Sales of securities by us and the selling shareholders or even the potential of these sales may have a negative effect on the market price for shares of our common stock.

                      DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 40,000,000 shares of common stock, par value $.001 per share. As of July 1, 2002, there were 17,158,010 shares of common stock outstanding. All outstanding shares of common stock are validly authorized and issued, fully paid, and non-assessable.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or other subscription rights to convert their shares into any other securities.

Preferred Stock

     Our Board of Directors has the authority, without further action by our shareholders, to issue 5,000,000 shares of preferred stock, in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. Our Board of Directors, without further shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of "blank check preferred stock" makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult.

     In April 1998, we issued 250,000 shares of our $.001 par value preferred stock at a price of $4.00 per share. Each share of the preferred stock is convertible into approximately 4.05 shares of common stock at the election of the shareholder. The shares have a liquidation value of $4.00 per share and may pay dividends at the sole discretion of our Board of Directors. We do not anticipate paying dividends to the preferred shareholders in the foreseeable future. Each share of preferred stock is entitled to one vote on all matters submitted to a vote of our shareholders. As of March 31, 2002, 2,500 shares of the convertible preferred stock remained unconverted and outstanding.

Transfer Agent

     The transfer agent and registrar for our common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.


                             LEGAL MATTERS

     Certain legal matters in connection with the securities being offered hereby will be passed upon for us by Adorno & Yoss, P.A., 350 East Las Olas Boulevard, Suite 1700, Fort Lauderdale, Florida 33301.


                                EXPERTS

     The financial statements incorporated by reference in this Prospectus have been audited by Goldstein Golub Kessler LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                            INDEMNIFICATION

     The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. Our Articles of Incorporation and Bylaws provide that our company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act.

     The provisions of the Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of our company in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

     The effect of the foregoing is to require us to indemnify our officers and directors of for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.



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                                PART II
             INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference

     We have filed with the SEC a registration statement on Form S-8. This prospectus is part of the registration statement. It does not contain all of the information set forth in the registration statement. For further information about PetMed Express, Inc. and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, each of you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC as discussed below.

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.
------------------

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until the offering is completed.

     - our annual report on Form 10-KSB for the fiscal year ended March 31, 2002, as filed on June 12, 2002

     Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

     Corporate Secretary
     PetMed Express, Inc.
     1441 S.W. 29th Avenue
     Pompano Beach, Florida  33069
     (954) 979-5995

Item 4.   Description of Securities

     A description of the our securities is set forth in the prospectus incorporated as a part of this registration statement.

Item 5.   Interests of Named Experts and Counsel

     Not Applicable.



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


Item 6.   Indemnification of Directors and Officers

     The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. Our Articles of Incorporation and Bylaws provide that our company shall indemnify its directors and officers to the fullest extent permitted by the Florida Business Corporation Act.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of our company in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

     The effect of the foregoing is to require us to indemnify our officers and directors of for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.


Item 7.   Exemption From Registration Claimed

     Persons eligible to receive restricted stock awards or grants of non-qualified stock options will have an existing relationship with us and will have access to comprehensive information about us to enable them to make an informed investment decision. The recipient must express an investment intent and consent to the imprinting of a legend on the securities restricting their transferability except in compliance with applicable securities laws. PetMed Express claims the exemption from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.


Item 8.   Exhibits

     4      PetMed Express, Inc. 1998 Stock Option Plan (1)

     5      Opinion of Adorno & Yoss, P.A.

     23.1   Consent of Goldstein Golub Kessler LLP.

     23.2   Consent of Adorno & Yoss, P.A. (included in Exhibit 5)

(1) Incorporated by reference to the Registration Statement on Form 10-SB, File No. 000-28827 as filed with the Securities and Exchange Commission, as amended.



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



Item 9.   Undertakings

     The Registrant will:

     1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          i. Include any prospectus required by section 10(a)(3) of the Securities Act;

          ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          iii. Include any additional or changed material information on the plan of distribution.

     2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.



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

                               SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale and the State of Florida, on the 30th day of July, 2002.

                                    PetMed EXPRESS, INC.


                                    By:  /s/ Menderes Akdag
                                       ------------------------------
                                       Menderes Akdag
                                       Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   Signature                      Title                          Date
   ---------                      -----                          ----

/s/ Menderes Akdag        Chief Executive Officer             July 30, 2002
------------------------  (Principal executive officer)
Menderes Akdag



/s/ Marc Puleo, M.D.      Chairman of the Board,              July 30, 2002
------------------------  President, Secretary, and
Marc Puleo, M.D.          Director


/s/ Bruce S. Rosenbloom   Chief Financial Officer and         July 30, 2002
------------------------  Treasurer (principal financial
Bruce S. Rosenbloom       and accounting officer)


/s/ Guven Kivilcim        Director                            July 30, 2002
Guven Kivilcim


/s/ Huseyin Kizanlikli    Director                            July 30, 2002
------------------------
Huseyin Kizanlikli


/s/ Kenneth Jacobi        Director                            July 30, 2002
------------------------
Kenneth Jacobi

                             EXHIBIT INDEX



     Exhibit No.              Description
     -----------              -----------

         5            Opinion of Adorno & Yoss, P.A.

       23.1           Consent of Goldstein Golub Kessler LLP

       23.2           Consent of Adorno & Yoss, P.A. (included in Exhibit 5)


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